The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

07021584

082-00132

Scotiabank

Bank of Nova Scotia

SEC MAIL PROCESSING
RECEIVED
MAR - 6 2007
WASH. D.C.
186
SECTION

February 20, 2007

SECURITIES AND EXCHANGE COMMISSION
450 FIFTY STREET
WASHINGTON DC 20549
USA

SUPPL

GENTLEMEN

Please find enclosed herewith one original and two copies of Notice Of Proposed Sales of Securities, which we are filing on behalf of Our client Mylonas Food Services in connection with proposed sale of 300,000 shares of Kodiak Energy Inc

Yours truly

SCOTIA CAPITAL INC.
Transfer Department

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

dlw 3/7

NUMBER
KE 01518

SEE LEGEND ON BACK

SHARES
100,000

KODIAK ENERGY, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 500117 10 6

COMMON STOCK

THIS CERTIFIES THAT: MYLONAS FOOD SERVICES

IS THE OWNER OF *ONE HUNDRED THOUSAND*

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF $.001 PAR VALUE EACH OF

KODIAK ENERGY, INC.

transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Delaware, and to the Certificate of Incorporation and By-laws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED: 02/21/2006


KODIAK ENERGY, INC.
CORPORATE
SEAL
1999
DELAWARE

COUNTERSIGNED:
OLDE MONMOUTH STOCK TRANSFER CO., INC.
200 MEMORIAL PARKWAY, ATLANTIC HIGHLANDS, NJ 07716
TRANSFER AGENT

BY:

AUTHORIZED SIGNATURE

SECRETARY

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ....Custodian..................
(Cust) (Minor)
under Uniform Gifts to Minors
Act..................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, ____________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING ZIP CODE, OF ASSIGNEE)

____ *Shares*
of the stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*
to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER

RESTRICTION

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY SECURITIES LAW. THEY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER REGULATION S ("REGULATION S") PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S) UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

THE CORPORATION WILL FURNISH TO ANY STOCKHOLDER, UPON REQUEST AND WITHOUT CHARGE, A FULL STATEMENT OF THE DESIGNATIONS, RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF THE SHARES OF EACH CLASS AND SERIES AUTHORIZED TO BE ISSUED, SO FAR AS THE SAME HAVE BEEN DETERMINED, AND OF THE AUTHORITY, IF ANY, OF THE BOARD TO DIVIDE THE SHARES INTO CLASSES OR SERIES AND TO DETERMINE AND CHANGE THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF ANY CLASS OR SERIES. SUCH REQUEST MAY BE MADE TO THE SECRETARY OF THE CORPORATION OR TO THE TRANSFER AGENT NAMED ON THIS CERTIFICATE.

THE SIGNATURE TO THE ASSIGNMENT MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF A NATIONAL OR REGIONAL OR OTHER RECOGNIZED STOCK EXCHANGE IN CONFORMANCE WITH A SIGNATURE GUARANTEE MEDALLION PROGRAM.

COLUMBIA FINANCIAL PRINTING CO., P.O. BOX 219, BETHPAGE, NY 11714
www.stockinformation.com

100 32530-23

NUMBER KE02733

SEE LEGEND ON BACK

SHARES *100,000*

KODIAK ENERGY, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

CUSIP 500117 10 6

THIS CERTIFIES THAT: MYLONAS FOOD SERVICES

IS THE OWNER OF * ONE HUNDRED THOUSAND*

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF $.001 PAR VALUE EACH OF

KODIAK ENERGY, INC.

transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Delaware, and to the Certificate of Incorporation and By-laws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED: 05/01/2006

KODIAK ENERGY, INC. CORPORATE SEAL 1999 DELAWARE

COUNTERSIGNED:
OLDE MONMOUTH STOCK TRANSFER CO., INC.
200 MEMORIAL PARKWAY, ATLANTIC HIGHLANDS, NJ 07716
TRANSFER AGENT

BY:

AUTHORIZED SIGNATURE

SECRETARY

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ....Custodian....................
(Cust) (Minor)
under Uniform Gifts to Minors
Act..................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, ____________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

Scotia Capital Inc.

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____ Shares

of the stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

RESTRICTION

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY SECURITIES LAW. THEY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER REGULATION S ("REGULATION S") PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S) UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

THE CORPORATION WILL FURNISH TO ANY STOCKHOLDER, UPON REQUEST AND WITHOUT CHARGE, A FULL STATEMENT OF THE DESIGNATIONS, RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF THE SHARES OF EACH CLASS AND SERIES AUTHORIZED TO BE ISSUED, SO FAR AS THE SAME HAVE BEEN DETERMINED, AND OF THE AUTHORITY, IF ANY, OF THE BOARD TO DIVIDE THE SHARES INTO CLASSES OR SERIES AND TO DETERMINE AND CHANGE THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF ANY CLASS OR SERIES. SUCH REQUEST MAY BE MADE TO THE SECRETARY OF THE CORPORATION OR TO THE TRANSFER AGENT NAMED ON THIS CERTIFICATE.

THE SIGNATURE TO THE ASSIGNMENT MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF A NATIONAL OR REGIONAL OR OTHER RECOGNIZED STOCK EXCHANGE IN CONFORMANCE WITH A SIGNATURE GUARANTEE MEDALLION PROGRAM.

COLUMBIA FINANCIAL PRINTING CO., P.O. BOX 219, BETHPAGE, NY 11714
www.stockinformation.com

9077520 700-32530-23

NUMBER KE02734

SHARES *100,000*

SEE LEGEND ON BACK

KODIAK ENERGY, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 500117 10 6

COMMON STOCK

THIS CERTIFIES THAT: MYLONAS FOOD SERVICES

IS THE OWNER OF *ONE HUNDRED THOUSAND*

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF $.001 PAR VALUE EACH OF

KODIAK ENERGY, INC.

transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Delaware, and to the Certificate of Incorporation and By-laws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED: 05/01/2006

KODIAK ENERGY, INC. CORPORATE SEAL 1999 DELAWARE

COUNTERSIGNED:
OLDE MONMOUTH STOCK TRANSFER CO., INC.
200 MEMORIAL PARKWAY, ATLANTIC HIGHLANDS, NJ 07716
TRANSFER AGENT

BY:

AUTHORIZED SIGNATURE

SECRETARY

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ....Custodian..................
(Cust) (Minor)
under Uniform Gifts to Minors
Act..................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, ____________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

Scotia Capital Inc.

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____

____

____ *Shares*

of the stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

RESTRICTION

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY SECURITIES LAW. THEY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER REGULATION S ("REGULATION S") PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S) UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

THE CORPORATION WILL FURNISH TO ANY STOCKHOLDER, UPON REQUEST AND WITHOUT CHARGE, A FULL STATEMENT OF THE DESIGNATIONS, RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF THE SHARES OF EACH CLASS AND SERIES AUTHORIZED TO BE ISSUED, SO FAR AS THE SAME HAVE BEEN DETERMINED, AND OF THE AUTHORITY, IF ANY, OF THE BOARD TO DIVIDE THE SHARES INTO CLASSES OR SERIES AND TO DETERMINE AND CHANGE THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF ANY CLASS OR SERIES. SUCH REQUEST MAY BE MADE TO THE SECRETARY OF THE CORPORATION OR TO THE TRANSFER AGENT NAMED ON THIS CERTIFICATE.

THE SIGNATURE TO THE ASSIGNMENT MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF A NATIONAL OR REGIONAL OR OTHER RECOGNIZED STOCK EXCHANGE IN CONFORMANCE WITH A SIGNATURE GUARANTEE MEDALLION PROGRAM.

COLUMBIA FINANCIAL PRINTING CO., P.O. BOX 219, BETHPAGE, NY 11714
www.stockinformation.com

[redacted] CA 61

Irrevocable Power of Attorney

For Stocks or Bonds

Account Number	Advisor Code
700-32530-23	8LN

Account Name: MYLONAS FOOD SERVICE LTD.

For Value Received the undersigned hereby sells, assigns and transfers unto

______

______

______

2 x 100,000 Units/Shares/Par Value of KODIAK ENERGY, INC.

ENTER NUMBER OF SHARES ETC — ENTER NAME OF SECURITY

______

standing in the name of the undersigned on the books of the said corporation represented by Certificate(s)

No.(s) KE 02733 & KE 02734 and hereby

irrevocably constitutes and appoints ______

the attorney of the undersigned to transfer the said security on the books of the said Corporation with full power of substitution in the premises.

Signature

Signature of Registered Holder(s)	Date
[signature]	OCT 12, 2006
Signature of Registered Holder(s)	Date

In the Presence of

Signature of Witness: [signature]

Name of Witness (Please Print): GEORGE MYLONAS

ScotiaMcLeod

[redacted] CA 8

Account Number	Advisor Code
700-32530-15	8LN

Account Name: MYLONAS FOOD SERVICE LTD

Corporate Resolution

to Transfer Securities

BE IT RESOLVED, That the

President DIMITRIOS MYLONAS. (Print Name) ______ (Signature)

Vice President ______ (Print Name) ______ (Signature)

Treasurer ______ (Print Name) ______ (Signature)

or any one of them acting individually, be and they are hereby authorized to sell, assign and endorse for transfer, certificates representing stocks, bonds or other securities now registered or hereafter registered in the name of this corporation.

I, GEORGE MYLONAS *Secretary of*
(Please Print Secretary's Name)

MYLONAS FOOD SERVICE LTD
(Please Print Full Legal Name of Corporation)

incorporated under the laws of the Province/State of ALBERTA

hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said corporation at a meeting duly held the 29 day of JANUARY, 2007.

at which quorum was present and voting, and that the same has not been repealed or amended, and remains in full force force effect and does not conflict with the by-laws of said corporation.

January 29/07
Date

______
Signature of Secretary*

*(Note: Must not be signed by an Officer named above in the Resolution)

CORPORATE SEAL

400 0374 (02/05)

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario, Canada
Canada M5H 1H1

Scotiabank

February 20, 2007

American Exchange
Market Investment Department
86 Trinity Place 5th Floor
New York, NY 10006
USA

Attn: Library

Dear Sirs

Enclosed is a copy of form 144 Proposed Sales for Security

Covering the sale of 300,000 shares of Kodiak Energy Inc

common stock by Mylonas Food Services

Yours truly

SCOTIA CAPITAL INC

Date: 02/17/07

Re: Kodiak Energy Inc

Dear Sir/Madam:

In connection with the sale by me of 300,000 shares of common stock of KODIAK ENERGY INC. under Rule 144 of the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than SCOTIA CAPITAL INC.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have not sold any shares of the Company within the preceding three (3) months, and I have no sale orders open with any other broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or am closely associated have not sold shares of the Company stock within the preceding three (3) months.
5. I have not had a short position in, or any put or other option to dispose of any securities of the Company within the preceding twenty-four (24) months.
6. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (1) (3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
7. Enclosed is an executed copy of Form Rule 144, three copies of which were transmitted to the Securities and Exchange Commission and one copy of which was sent to the ________________________Stock Exchange on ________________.
8. (I understand that no form need be filed if the amount of securities to be sold during any three (3) month period does not exceed 500 shares and the aggregate does not exceed $10,000 worth of securities.

I am familiar with Rule 144 of the Securities and Exchange Commission and agree that you may rely upon the above statements in executing the order referred to above.

Signed: ________________________

Scotia Plaza
40 King Street West
P.O. Box 4085, Station "A"
Toronto, Ontario
Canada M5W 2X6

Tel: (416) 863-7411

ScotiaMcLeod

Date: Feb. 17, 2007

Re: KODIAK ENERGY

Dear Sir/Madam:

In connection with the sale of 300,000 shares of subject company by our client, MYLONAS FOOD SERVICE, which sale has been made under Rule 144, as promulgated under the Securities Act of 1933, as amended, [illegible] advises that it:

1. has fully complied with the "Manner of Sale" provisions as contained in paragraph (f) of the Rule.
2. has received no more that the usual and customary broker or dealer compensation.
3. has neither solicited nor arranged for the solicitation of orders to buy the Securities in anticipation of or in connection with the aforementioned transaction.
4. has made reasonable inquiry as required by Rule 144 and is unaware of any circumstances indicating that the seller is failing to comply with the Rule.

In addition, please find enclosed herewith a copy of [illegible] Seller's Representation Letter and Notice of Proposed Sale as filed with the Securities and Exchange Commission, (and ______________ Stock Exchange).

We would appreciate it if you would furnish us with a copy of your opinion letter to the transfer agent authorizing them to transfer said shares free of any restrictive legends.

Very truly yours,

BOB NASSER
INVESTMENT EXECUTIVE

FORM 144

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0101
Expires:	September 30, 1998
Estimated average burden hours per response	2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES
Pursuant to Rule 144 under the Securities Act of 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print): Kodiak Energy, Inc

(b) IRS IDENT. NO.:

(c) S.E.C. FILE NO.:

1 (d) ADDRESS OF ISSUER: STREET 734 7th Avenue SW; CITY Calgary; STATE Alberta; ZIP CODE T2P 3P8

(e) TELEPHONE NO.: AREA CODE 403 | NUMBER 262-8044

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD: MYLONAS FOOD SERVICE LTD.

(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.:

(c) RELATIONSHIP TO ISSUER:

(d) ADDRESS (STREET, CITY, STATE, ZIP CODE): 203-1026-16 AVE NW CALGARY AB CANADA T2M 0K6

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number*

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3 (e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities (See instr. 3(g))
Common	SCOTIA CAPITAL INC. 40 King St. West, Lower Concourse Toronto, Ontario M5H 1H1		300,000	417000	899000	NO sale	N/A

INSTRUCTIONS:

1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. Identification Number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code
3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate Date on which the securities are sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
common	Jan.	Private Placement	Company	300,000	01/10/06	CHQ

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (XXX) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Mylonas Food Services 203 1026 16 Ave NW Calgary AB T2M 0K6	common	no sale yet	none	N/A

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

02/20/07
DATE OF NOTICE

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

END